UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2015

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: November 2, 2015	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

THIRD QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q3 2015 Results

SHENZHEN, PRC – November 2, 2015 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the third quarter ended September 30, 2015. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the (loss) income from discontinued operations and not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine months Results
	Q3 2015	Q3 2014	YoY(%)(c)	9M 2015	9M 2014	YoY(%)(c)
Rental income	$689	$820	(16)	$2,305	$1,512	52
Net rental income	$215	$438	(51)	$820	$848	(3)
% of rental income	31.2%	53.4%		35.6%	56.1%
Operating loss	$(2,983)	$(1,745)	—	$(8,137)	$(6,154)	—
% of rental income	(432.9%)	(212.8%)		(353.0%)	(407.0%)
per share (diluted)	$(0.08)	$(0.04)	—	$(0.20)	$(0.14)	—
Net (loss) income (a) (b)	$(8,954)	$5,475	—	$(8,159)	$(20,664)	—
% of rental income	(1,299.6%)	667.7%		(354.0%)	(1,366.7%)
Basic (loss) income per share	$(0.23)	$0.12	—	$(0.20)	$(0.46)	—
Diluted (loss) income per share	$(0.23)	$0.12	—	$(0.20)	$(0.46)	—
Weighted average number of shares (‘000)
Basic	39,589	44,700		41,644	44,894
Diluted	39,604	44,808		41,650	44,959

Notes:

(a)	Net loss for the three months ended September 30, 2015 included (i) loss from discontinued operations (net of tax) of $0.2 million, which mainly resulted from general and administrative expenses of $0.2 million; and (ii) loss from continuing operations of $8.8 million, which mainly represented the foreign exchange loss of $7.7 million as a result of the depreciation of RMB against USD in the third quarter of 2015.
(b)	Net loss for the nine months ended September 30, 2015 included (i) loss from discontinued operations (net of tax) of $0.4 million, which mainly resulted from general and administrative expenses of $0.6 million but partly offset by the refund on land use tax of $0.1 million; and (ii) loss from continuing operations of $7.8 million, which mainly represented the foreign exchange loss of $7.3 million as a result of depreciation of RMB against USD in the third quarter of 2015.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q3 2015 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2015

Key Highlights of Financial Position

	As at September 30, 2015	As at December 31, 2014	As at September 30, 2014
Cash, cash equivalents and short term investments	$212.3 million	$298.1 million	$301.3 million
Ratio of cash(a) to current liabilities	82.73	5.87	6.69
Current ratio	93.14	6.51	7.48
Ratio of total assets to total liabilities	108.71	7.24	8.35
Return on equity	(3.7%)	(7.5%)	(7.9%)
Ratio of total liabilities to total equity	0.01	0.16	0.14

Notes:

(a)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $212.3 million, $298.1 million and $301.3 million as at September 30, 2015, December 31, 2014 and September 30, 2014, respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the third quarter of 2015 and the same quarter of 2014 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Rental income was derived from properties and lands located in Shenzhen. Operating loss for the third quarter of 2015 was $3.0 million, an increase of $1.3 million, compared to operating loss of $1.7 million in the third quarter of last year. Operating loss for the nine months ended September 30, 2015 was $8.1 million, an increase of $1.9 million, compared to operating loss of $6.2 million in the same period of last year. The rental agreement with external lessee on the Guangming land has ended in second quarter of 2015 due to the expiry of lease terms. As such, from the third quarter of 2015 onwards, the rental income is reduced.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the third quarter of 2015, it recorded the loss of $0.2 million, compared to the income of $1.7 million in the third quarter of last year.

After considering the loss from discontinued operations (net of tax), net loss for the third quarter of 2015 was $9.0 million, or loss of $0.23 per diluted share, compared to net income of $5.5 million, or $0.12 per diluted share in the third quarter of last year. Net loss for the third quarter of 2015 primarily is comprised of (i) loss of $8.8 million (mainly including foreign exchange loss of $7.7 million resulting from depreciation of RMB against USD) from continuing operations, compared to income of $3.8 million in the same quarter of last year, and (ii) loss of $0.2 million from discontinued operations (net of tax), compared to income of $1.7 million in the same quarter of last year.

Net loss for the nine months ended September 30, 2015 was $8.2 million, or loss of $0.20 per diluted share, compared to net loss of $20.7 million, or loss of $0.46 per diluted share, in the same period of last year. Net loss for the nine months ended September 30, 2015 was primarily comprised of (i) the loss of $7.8 million (mainly including foreign exchange loss of $7.3 million resulting from depreciation of RMB against USD) from continuing operations (net of tax), compared to income of $0.4 million in the same period of last year, and (ii) and the loss of $0.4 million from discontinued operations, compared to loss of $21.1million (mainly including impairment charge of $19.0 million on assets held for sale, land repurchased by local government in Wuxi and loss of $3.2 million on one-off amortization for certain leasehold improvements) in the same period of last year.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q3 2015 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

With the cessation of LCM business in April 2014, the Company has been focusing its effort in developing the land parcels in Shenzhen.

In relation to the land parcels (in Guangming and Gushu) in Shenzhen, the construction permit application processes have been proceeding smoothly, and we believe that we can obtain the necessary permits and approvals to carry out the next stages of our property development projects on schedule.

For the Guangming project (Phase 1), we have obtained the Permit for Construction Site Planning where we are now allowed to start planning for the work at the site. The appointed professional architectural design firm is working on the design of the mixed-use style development for the next stage of this project.

Based on the current plan and subject to the final approval of the relevant authorities in China, Phase 1 of Guangming project will consist of mixed development of office buildings, retail area, and hotel and apartment complexes. The Guangming project (Phase 2) will commence upon the completion of Guangming project (Phase 1). Based on the current timetable, the construction at the Gushu area is expected to commence no earlier than 2017.

A summary of our planned gross floor area of the two land parcels in Shenzhen is as follows:

	Guangming		Gushu
	Phase 1	Phase 2	Phase 1	Phase 2
Plot ratios	2.55 to 3.63		6.33
Gross floor area (“GFA”) sq meters	265,000	96,528	141,620	141,620
Underground floor area sq meters	125,280	45,000	40,000	40,000
GFA subtotal (by land area) sq meters	531,808		363,240

Please note that the eventual plot ratio and GFA for the two parcels of land could be different from the above, and are subject to the final approval of the relevant authorities in China.

At this juncture, we continue to seek potential joint venture partners for the development of the land parcels in Shenzhen. There has been no progress on this matter in this quarter. Before a joint venture partner is secured, we will work with other external professional firms in all material property development matters. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. We have started working with various suitable, capable and experienced external professional agents and firms concerning our project management and permit applications for the development of the land parcels in Shenzhen. Based on the current timetable and progress, we do not foresee any immediate difficulties in the permit application process. We will continue to make timely announcements to keep shareholders informed about material developments.

As for our Wuxi plant, the factory building continues to be listed for sale.

The current headcount of our Group is 67 as at September 30, 2015 and we believe that our overhead expenses are under control. We currently derive a majority of our income from rental and interest income. In 2015, the People’s Bank of China (“PBOC”) has, on five different occasions, cut the benchmark interest rates in China. This has resulted in the reductions in the Renminbi denominated official time deposit interest rates in China and Hong Kong. Such reductions in the official time deposit interest rates have adversely impacted our interest income correspondingly. From the third quarter of 2015 onwards, we expect the interest income to be lower. With this lower interest rate and rental income, we expect to incur operating loss in the fourth quarter of 2015. In addition, in August 2015, as part of the PBOC’s monetary policy, it has devalued the Renminbi against the US dollars. Since the majority of our assets are denominated in the Renminbi, the translation of Reminbi denominated assets to US dollars for Group reporting purposes has resulted in foreign exchange loss in this quarter. As such, we expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against US dollars. As of September 30, 2015, total cash was $212.3 million. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects in the next two to three years. All our land development related applications are subject to government policies and regulations in the real estate market. However, this is our first venture into the land development projects after the cessation of the LCM business, and we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. For more information on risks in our business, please refer to the Risk Factors section of the 2014 Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM

As previously reported, we have accepted the repurchase of 3,518,750 shares tendered by shareholders through the cash tender offer which expired on September 7, 2015. For more information specific to this tender offer, please refer to the Form 6-K as filed with the SEC and press release uploaded on our corporate website on this matter.

LEGAL UPDATES

On the Notice of Arbitration against the Insurers (as previously disclosed in the 2014 Form-20F), we have received the Partial Final Award on October 20, 2015. Per advice from our external legal counsel, it is highly likely that we will be ordered to pay the Insurers costs. Both parties to this legal case are required to submit the costs incurred by November 10, 2015. As such, currently we are not in the position to reliably estimate the cost to be incurred.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2015 AND 2016

As announced on December 19, 2014, the Company set the payment schedule of quarterly dividends for 2015. The dividend for Q4 2015 was paid on October 19, 2015.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2015.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2015	December 31, 2014	January 20, 2015	$0.02	PAID
Q2 2015	March 31, 2015	April 20, 2015	$0.02	PAID
Q3 2015	June 30, 2015	July 17, 2015	$0.02	PAID
Q4 2015	September 30, 2015	October 19, 2015	$0.02	PAID

Total for Full Year 2015			$0.08

The Company announced today that its Board authorized a plan, same as 2015, to distribute annual dividend of $0.08 ($0.02 x 4 quarters) per outstanding share of the Company’s common stock, effective from the first quarter of 2016. After extensive review, the Board determined that the distribution of an annual dividend of $0.08, which maintains our dividend distribution program at a competitive level, is a prudent measure, in view of the fact that we have sufficient cash on hand to support the overhead expenses related to the land development projects in Shenzhen. The Company recognizes the importance of the dividend to our shareholders and the significance of this decision, and believes it is the right action at this time given the highly competitive market environment to further strengthen the Company for the long-term, while still providing an attractive dividend.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2016	December 31, 2015	before January 31, 2016	$0.02
Q2 2016	March 31, 2016	before April 30, 2016	$0.02
Q3 2016	June 30, 2016	before July 31, 2016	$0.02
Q4 2016	September 30, 2016	before October 31, 2016	$0.02

Total for Full Year 2016			$0.08

The Company’s decision to continue making the dividend payments in 2016 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2016 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q4 2015 AND 2016

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2015 to release the quarterly financial results for 2016. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q4 2015	February 1, 2016 (Monday)
Q1 2016	April 25, 2016 (Monday)
Q2 2016	August 1, 2016 (Monday)
Q3 2016	October 31, 2016 (Monday)
Q4 2016	January 23, 2017 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(In Thousands of US Dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Rental income (1)	$689	$820	$2,305	$1,512
Rental expense	474	382	1,485	664

Net rental income	215	438	820	848

Costs and expenses
General and administrative expenses	3,198	2,183	8,957	7,002

	3,198	2,183	8,957	7,002

Operating loss	(2,983)	(1,745)	(8,137)	(6,154)

Other (expenses) income, net	(7,612)	3,022	(6,028)	(173)
Interest income	1,947	2,514	6,774	6,744
Interest expenses	(100)	—	(360)	—

(Loss) income before income tax	(8,748)	3,791	(7,751)	417

(Loss) income from continuing operations	(8,748)	3,791	(7,751)	417
(Loss) income from discontinued operations, net of tax	(206)	1,684	(408)	(21,081)

Consolidated (loss) income Other comprehensive income	(8,954 —)	5,475 —	(8,159 —)	(20,664 —)

Consolidated comprehensive (loss) income (2)	$(8,954)	$5,475	$(8,159)	$(20,664)

Basic net (loss) earnings per share:
Basic (loss) earnings per share from continuing operations	$(0.22)	$0.08	$(0.19)	$0.01
Basic (loss) earnings per share from discontinued operations	$(0.01)	$0.04	$(0.01)	$(0.47)

Basic net (loss) earnings per share	$(0.23)	$0.12	$(0.20)	$(0.46)

Diluted net (loss) earnings per share:
Diluted (loss) earnings per share from continuing operations	$(0.22)	$0.08	$(0.19)	$0.01
Diluted (loss) earnings per share from discontinued operations	$(0.01)	$0.04	$(0.01)	$(0.47)

Diluted net (loss) earnings per share	$(0.23)	$0.12	$(0.20)	$(0.46)

Weighted average number of shares (‘000)
Basic	39,589	44,700	41,644	44,894
Diluted	39,589	44,808	41,644	44,959

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three years since May 2014.
(2)	Consolidated comprehensive income for the three months ended September 30, 2015 included (i) loss from discontinued operations (net of tax) of $0.2 million, which mainly resulted from general and administrative expenses of $0.2 million and (ii) loss from continuing operations of $8.8 million, which mainly represented the foreign exchange loss of $7.7 million as a result of depreciation of RMB against USD in the third quarter of 2015.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(In Thousands of US Dollars)

	September 30,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents(1)	$187,992	$212,760
Short term investments(1)	24,295	85,295
Prepaid expenses and other receivables	3,508	5,100
Finance lease receivable – current	2,425	4,294
Assets held for sale	20,701	22,881
Current assets from discontinued operations	88	630

Total current assets	239,009	330,960

Property, plant and equipment, net	27,362	25,945
Finance lease receivable – non current	—	1,048
Land use rights	11,894	9,645
Other assets	685	155

Total assets	$278,950	$367,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing	$—	$40,000
Accrued expenses and other payables	1,668	7,219
Dividend payable	734	3,409
Current liabilities from discontinued operations	164	173

Total current liabilities	2,566	50,801

EQUITY
Shareholders’ equity:
Common shares(2)	367	426
Additional paid-in capital	241,937	274,276
Retained earnings	34,278	42,258
Accumulated other comprehensive loss	(198)	(8)

Total shareholders’ equity	276,384	316,952

Total liabilities and shareholders’ equity	$278,950	$367,753

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $24.3 million and $85.3 million as at September 30, 2015 and December 31, 2014, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Common shares as at September 30, 2015 are stated after the cancellation of 3,000,000 shares and 3,518,750 shares repurchased on May 29, 2015 and September 11, 2015, respectively, and the issuance of 600,000 shares for stock option exercised in the third quarter of 2015.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES

Consolidated net (loss) income	$(8,954)	$5,475	$(8,159)	$(20,664)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,048	812	3,156	3,801
Provision for (reversal of) bad debts	—	992	—	(934)
(Gain) loss on disposal of property, plant and equipment and land use right	(1)	(720)	(32)	1,201
Gain on disposal of idle property, plant and equipment	—	(52)	(106)	(446)
Impairment charge on fixed assets and land use rights	—	101	—	19,136
Share-based compensation expenses	—	39	378	269
Unrealized foreign exchange loss (gain)	2,294	(4,034)	463	3,744
Changes in current assets and liabilities:
Decrease in accounts receivable	—	257	—	71,813
Decrease in inventories	—	—	—	30,493
Decrease (increase) in prepaid expenses and other receivables	830	(1,253)	1,613	647
Decrease in accounts payable	—	(278)	—	(95,303)
Decrease in accrued expenses and other payables	(165)	(3,984)	(5,774)	(24,883)
Decrease in income tax payable	—	—	—	(3,010)

Total adjustments	4,006	(8,120)	(302)	6,528

Net cash used in operating activities	$(4,948)	$(2,645)	$(8,461)	$(14,136)

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment	$(889)	$(633)	$(1,589)	$(1,161)
Increase in deposits for purchase of property, plant and equipment	(539)	(20)	(539)	(34)
Proceeds from disposal of property, plant and equipment and land use right	—	4,800	1,716	21,402
Proceeds from disposal of idle property, plant and equipment	—	52	106	446
Cash received from finance lease receivable	881	902	2,849	2,640
Decrease in short term investments	41,800	60,010	60,956	11,156

Net cash provided by investing activities	$41,253	$65,111	$63,499	$34,449

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(793)	$(895)	$(2,497)	$(2,706)
Proceeds from options exercise	3,996	—	3,996	89
Share repurchase program	(19,965)	(7,674)	(36,548)	(11,777)
Proceeds from short term bank borrowing	37,432	—	92,432	40,000
Repayment of short term bank borrowing	(92,432)	—	(132,432)	—

Net cash (used in) provided by financing activities	$(71,762)	$(8,569)	$(75,049)	$25,606

Net (decrease) increase in cash and cash equivalents	$(35,457)	$53,897	$(20,011)	$45,919
Cash and cash equivalents at beginning of period	232,464	52,951	212,760	68,707
Effect of exchange rate changes on cash and cash equivalents and short term investments	(9,015)	4,034	(4,757)	(3,744)

Cash and cash equivalents at end of period	$187,992	$110,882	$187,992	$110,882

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(In Thousands of US Dollars)

1.	Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The consolidated comprehensive (loss) income was $(8,954) and $5,457 for the three months ended September 30, 2015 and 2014, respectively.

2.	A summary of the rental income, net income and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$689	$820	$2,305	$1,512

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(4)	$976	$513	$1,752
- Hong Kong	(8,744)	2,815	(8,264)	(1,335)

Total net (loss) income from continuing operations	$(8,748)	$3,791	$(7,751)	$417

	September 30, 2015	December 31, 2014
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$35,742	$31,897
- Hong Kong	3,514	3,693

Total long-lived assets	$39,256	$35,590